

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 1, 2012

Via E-mail
Ms. Diana M. Laing
Chief Executive Officer
Thomas Properties Group, Inc.
515 South Flower Street, Sixth Floor
Los Angeles, CA 90071

> **Re: Thomas Properties Group, Inc.**
> **Form 10-K**
> **Filed March 12, 2012**
> **File No. 000-50854**

Dear Ms. Laing:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2011

Management's Discussion and Analysis of Financial Condition and Results of Operations,
 page 31

1.   We note that you have disclosed Earnings before Depreciation, Amortization and Taxes ("EBDT"), After Tax Cash Flow ("ATCF") and Same Property NOI in supplemental materials filed on Form 8-K. Please tell us if you consider these measures to be key performance indicators, and if so, please include them in future periodic reports. To the extent that you include these non-GAAP measures in future filings, please provide the disclosures required by Item 10(e) of Regulation S-K. For Same Property NOI, please also 1) explain in detail how the measure is defined (for instance, does it include tenant improvements, leasing commissions, ground rent, lease termination fees, property operating costs, etc.) and 2) clarify how "same property" is defined.

Notes to Consolidated Financial Information, page 63

Note 3. Unconsolidated Real Estate Entities, page 74

2.   We note that you have recorded distributions from unconsolidated real estate entities as both operating and investing cash inflows. Please clarify your policy as it relates to the characterization of distributions from equity method investees on the statement of cash flows by providing us with your proposed disclosure for future filings. We may have further comment.

3.   Please explain your accounting basis for recording negative carrying amounts for certain unconsolidated entities. If you have made additional guarantees related to these properties, please disclose the significant terms in future filings. Refer to ASC 323-10-35-19 through 26.

Note 7. Equity, page 85

4.   In future filings, please revise to include a discussion of the noncontrolling interest holders in consolidated real estate entities.

Note 9. Income Taxes, page 91

5.   We note from your disclosure on page 93 that you do not anticipate any significant increases or decreases to the amounts of unrecognized tax benefits and related accrued interest within the next twelve months, other than a reversal of accrued interest relating to unrecognized tax benefits for which the statute of limitations period will lapse during 2012. To the extent that there are any anticipated significant changes to unrecognized tax benefits in the subsequent twelve month period, please quantify and disclose in future filings.

Form 8-K filed August 2, 2012

6.   We note that you have included Pro-Rata Consolidated Statements of Operations and Pro-Rata Consolidated Balance Sheets as part of your supplemental financial package. Please remove this disclosure from future filings, as it is not appropriate to present full non-GAAP financial statements. Refer to Question 102.10 of the Compliance and Disclosure Interpretations: Non-GAAP Financial Measures which can be found at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kristi Marrone at (202) 551-3429 or me at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Daniel L. Gordon

Daniel L. Gordon
Branch Chief